LEAD INVESTOR

Cole Baker

The leadership and service are what differentiate AeonCharge. The team of founders and advisors have extensive industry knowledge and experience with startups. The founders also have extended time working together on other ventures. Additionally, AeonCharge is entering the EV space at a crucial time in its evolution addressing one of its most pressing weaknesses, ease of access. These traits give promise for long term impact in the EV industry.

Invested $1,000 this round

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